11016315

SEC Mail Processing Section
FEB 2 3 2011
Wash., D.C. 211

n.a. 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22990

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Creek Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 Church Street, Suite 500
(No. and Street)

Huntsville, (City) AL (State) 35801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan L. Bagwell, CFO/FINOP 256-704-5111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EEPB, P.C.
(Name – *if individual, state last, first, middle name*)

1333 West Loop South Suite 1400, Houston, TX 77027
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/11

OATH OR AFFIRMATION

I, Alan L. Bagwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Creek Securities, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA A. HALL NOTARY PUBLIC ALABAMA STATE AT LARGE

Alan L. Bagwell
Signature

CFO/FINOP
Title

Linda A. Hall
Notary Public

MY COMMISSION EXPIRES 6-20-2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE CREEK SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2010

CONTENTS

EEPB P.C.
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

February 17, 2011

Board of Directors
BLUE CREEK SECURITIES, LLC
Huntsville, Alabama

We have audited the accompanying statement of financial condition of BLUE CREEK SECURITIES, LLC (THE "COMPANY") as of December 31, 2010, and the related statements of income, member's equity and cash flows for year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BLUE CREEK SECURITIES, LLC as of December 31, 2010, and the results of its operations and its cash flows for year then ended in conformity with accounting principles generally accepted in the United States of America.

EEPB, P.C.

Houston, Texas

1333 W Loop South, Suite 1400 | Houston, TX 77027 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

BLUE CREEK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Current Assets		
Cash	$	528,503
Intercompany receivable		33,582
Accounts receivable		8,524
Deposits with clearing broker		50,000
Other current assets		15,418
Total current assets		636,027
Note receivable from related party		210,000
Total assets	$	846,027

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	9,243
Total liabilities		9,243
Member's equity		836,784
Total liabilities and member's equity	$	846,027

The accompanying notes are an integral part of the financial statements.

BLUE CREEK SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues	
Commission and fee income	$ 360,774
Dividends and interest	6,178
Other revenue	69
Total revenues	367,021
Expenses	
Salaries and employee benefits	91,004
Office and other operating expenses	139,417
Total operating expenses	230,421
Net Income	$ 136,600

The accompanying notes are an integral part of the financial statements.

BLUE CREEK SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

	Member's Equity
Balance, beginning of the year	$ 700,184
Net income	136,600
Balance, end of year	$ 836,784

The accompanying notes are an integral part of the financial statements.

BLUE CREEK SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 136,600
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in cash related to changes in assets:	
Accounts receivable	(3,918)
Deposits with clearing broker	(15,000)
Other current assets	(137)
Increase in cash related to changes in liabilities:	
Accounts payable and accrued expenses	7,869
NET CASH USED IN OPERATING ACTIVITIES	125,414
CASH FLOWS FROM INVESTING ACTIVITIES	
Notes receivable from related party	(210,000)
CASH FLOWS USED IN INVESTING ACTIVITIES	(210,000)
CASH FLOWS FROM FINANCING ACTIVITIES	
Advances to Blue Creek Investment Partners, LLC	(59,525)
CASH FLOWS USED IN FINANCING ACTIVITIES	(59,525)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(144,111)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	672,614
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 528,503

The accompanying notes are an integral part of the financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

BLUE CREEK SECURITIES, LLC (the "Company") is a Delaware limited liability company. The Company was formed for the purpose of conducting business as a broker/dealer in securities. The Company is a member of and is subject to regulations by the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Blue Creek Investment Partners, LLC ("Blue Creek").

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

At times, the Company maintains cash in bank deposits that, at times, exceed federally insured limits. The Company has experienced no losses and does not anticipate any losses associated with these accounts.

Accounts Receivable

During the year, the Company has earned commissions for certain variable annuities. The Company's management has not experienced issues collecting any of these commissions and believes the remainder is collectable, thus no allowance has been made.

Deposits Held by Clearing Brokers

Under the terms of the Clearing Agreement with National Financial Services LLC ("NFS"), the Company is required to maintain a certain level of cash on deposit with NFS which amounted to $50,000 at December 31, 2010. Should NFS suffer a loss due to a failure of the Company's customer to complete a transaction, the Company is required to indemnify NFS to the extent of such loss. As of December 31, 2010, there were no amounts owed to the clearing broker nor did the company incur a loss during the year ended December 31, 2010 due to a customer's failure to complete a transaction.

Marketable Securities

Marketable securities are recorded at market value based on quoted market prices as of the balance sheet date. The difference between cost and market value is included in income.

Revenue Recognition

Realized gains from securities transactions are recognized as securities are sold, on a settlement date basis. The Company's revenues from brokerage and mutual fund commissions are recorded on the settlement date.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a single member limited liability company and reports on a combined basis with its parent company as a partnership for federal income tax purposes. The Company's taxable income or loss is therefore passed through to the parent company members and reported on their respective tax returns. Accordingly, no provision for federal income taxes has been recorded in these financial statements.

The Company did not have unrecognized tax benefits as of December 31, 2010, and does not expect this to change significantly over the next 12 months. In connection with the adoption of FASB ASC 740-10-25, the Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company files consolidated income tax returns with Blue Creek. As of December 31, 2010 the federal and state tax years subject to examination generally include all years from 2007 and forward. As of December 31, 2010, the Company has not accrued interest or penalties related to uncertain tax positions

Fair Value of Financial Instruments

The Company accounts for all financial assets and liabilities ASC 820-10, "Fair Value Measurements." ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Level 2: Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3: Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include management's own data.

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The Company has no assets or liabilities that are measured and reported at fair value as of December 31, 2010.

NOTE 2: CONCENTRATIONS/RELATED PARTY TRANSACTIONS

In July 2010, the Company granted an unsecured promissory note to Blue Creek Properties, LLC, ("Properties") a related party, in the amount of $210,000 with an interest rate of 2.88%. Interest only payments are due quarterly to the Company until July 8, 2015, the maturity date of the note. Properties have the option to pay down the loan at any time. The balance of the note is $210,000 as of December 31, 2010. The Company recognized interest income in the amount of $1,223 for the year ended December 31, 2010.

The Company serves as a securities broker for its parent, Blue Creek, an investment advisor registered with the Securities and Exchange Commission. The Company relies on Blue Creek's client relationships in order to generate substantially all of its business. The Company performs brokerage services at no charge for Blue Creek's managed portfolios. The Company retains all fees and commissions for Blue Creek's unmanaged securities portfolios and mutual funds. As of December 31, 2010, the Company has unsecured advances due from Blue Creek in the amount of $33,582.

NOTE 2: CONCENTRATIONS/RELATED PARTY TRANSACTIONS *(Continued)*

The Company shares office rent, salaries and certain other expenses with Blue Creek. Such expenses are allocated on an historic ratio of revenues of each company. Total expenses allocated to the Company from Blue Creek aggregated approximately $131,690. Management believes the terms of these transactions are no different than what could be obtained from an unrelated party.

NOTE 3: SIPC INSURANCE

The Company's SIPC insurance was paid and in effect for the year ended December 31, 2010. The SIPC supplemental report required by Rule 17A-5(e)(4) does not apply to the Company.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is currently in compliance with these requirements.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in the statement of omitted supplemental data in the supplemental information.

NOTE 5: COMMITMENTS AND CONTINGENCIES

Security transactions

The Company executes securities and futures transactions on behalf of its customers. If either the customer or the counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction. The Company does not expect nonperformance by customers or counterparties.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary.

NOTE 6: SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at any time during the year ended December 31, 2010. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2010.

SUPPLEMENTAL INFORMATION

EEPB P.C.
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

February 17, 2011

Board of Directors
BLUE CREEK SECURITIES, LLC
Huntsville, Alabama

We have audited the accompanying financial statements of BLUE CREEK SECURITIES, LLC as of and for the year ended December 31, 2010 and have issued our report thereon dated February 17, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

EEPB, P.C.

1333 W Loop South, Suite 1400 | Houston, TX 77027 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

BLUE CREEK SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1

DECEMBER 31, 2010

Net capital computation:	
Member's equity	$ 836,784
Deduct:	
Non-allowable assets	(258,999)
Net capital before haircuts on marketable securities positions	577,785
Haircuts on marketable securities	(164)
Net Capital	$ 577,621
Net capital required based on leverage:	
Total liabilities – aggregate indebtedness	$ 9,243
Total capital required based on 6 2/3% of liabilities	$ 616

Under its current agreement with the FINRA, Blue Creek Securities, LLC (the "Company" is required to maintain net capital of $50,000.

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There was no difference between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company and included in the Company's unaudited Part II A FOCUS report filing as of December 31, 2010.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Blue Creek Securities, LLC is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2010 and no facts came to our attention to indicate that the exemption had not been complied with during the year ended December 31, 2010.

See accompanying auditors' report.

EEPB P.C.
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

February 17, 2011

Board of Directors
BLUE CREEK SECURITIES, LLC
Huntsville, Alabama

In planning and performing our audit of the financial statements and supplemental schedules of BLUE CREEK SECURITIES, LLC (the "Company") for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1333 W Loop South, Suite 1400 | Houston, TX 77027 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, P.C.

BLUE CREEK SECURITIES, LLC

December 31, 2010

Financial Statements

EEPB P.C.

CPAs & BUSINESS ADVISORS